Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000
T:949-419-6588
F: 949-272-0088



Ocotber 4, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn :Patrick Gilmore
Accounting Branch Chief


Re: Emo Capital Corp.
Form 10-K/A for the Fiscal Year Ended July 31, 2010
Filed August 8, 2011
Form 10-Q for the Fiscal Quarter Ended April 30, 2011
Filed June 23, 2011
Form 10-Q/A for the Fiscal Quarter Ended April 30, 2010
Filed August 8, 2011
Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011
Filed August 8, 2011
File No. 000-54291

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on September 20, 2011. We are not able to meet the 10 day deadline and request an additional 30 business days to ensure full and accurate amendments.


Sincerely

-S-



Juanming Fang